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                             June 30, 2020

       Ezra Levine
       Principal Executive Officer
       Collectable Sports Assets, LLC
       333 Westchester Avenue
       Suite W21000
       White Plains, NY 10604

                                                        Re: Collectable Sports
Assets, LLC
                                                            Amendment No. 2 to
Offering Circular on Form 1-A
                                                            Filed June 10, 2020
                                                            File No. 024-11178

       Dear Mr. Levine:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 18, 2020 letter.

       Amendment No. 2 to Form 1-A

       Offering Circular Cover Page, page 1

   1. Please revise to disclose the total number of units you plan to offer as a minimum and maximum amount for each
series membership interest.
   2. State whether your Manager will purchase interests in the offering in order satisfy the
                                                        Total Minimum Interests
or for any other reason in order to close one or more offerings.
                                                        State whether there is
any limitation upon the amount of Interests the Manager may own, in addition to stating
that the Manager may purchase "in excess of 10% of the series."
       Use of Proceeds, page 35
 Ezra Levine
Collectable Sports Assets, LLC
June 30, 2020
Page 2

3. We note that you have revised your offering circular to reflect the Cash Portion of the
         Asset Cost as a range. Please revise to address the following:

         - Clearly explain how you have arrived at the ranges you have set, given that they vary widely in terms of the overall amount of the range;

         - Because the ranges vary in size, disclose to investors how you will utilize excess proceeds should the Cash Portion of the Asset Cost be set at an amount that is significantly less than the maximum amount of the offering;

         - Clearly state how the parties will determine the amount of the Cash Portion of the Asset
         Cost within the stated range and by when, as your Consignment Agreement filed as an exhibit does not clearly specify either of these details. If there is a risk that the asset will not be consigned because of a failure to set this amount at a price to which the parties will agree or by a certain date, please revise to disclose as much.

         - Revise your disclosure to clearly state that you will advise investors by post-qualification amendment of the Cash Portion of the Asset Cost and that you will not conduct an initial closing of any offering until this amount has been determined and disclosed.

         - Revise your "Use of Proceeds" discussion on page 6 and your various "Series Detail
         Table(s)" to reflect the revised date of the Consignment Agreement. You may contact Scott Stringer, Staff Accountant at 202-551-3272 or
Rufus Decker,
Accounting Branch Chief at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney at 202-
551-3342 or Mara Ransom, Office Chief at 202-551-3769 with any other questions.



FirstName LastNameEzra Levine                                     Sincerely,
Comapany NameCollectable Sports Assets, LLC
                                                                  Division of
Corporation Finance
June 30, 2020 Page 2                                              Office of
Trade & Services
FirstName LastName